SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

SemGroup Corporation

(Name of Subject Company)

SemGroup Corporation

(Names of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

81663A 105

(CUSIP Number of Class of Securities)

Candice L. Cheeseman

General Counsel and Secretary

SemGroup Corporation

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SemGroup Rejects Unsolicited Acquisition Proposal by Plains All American Pipeline

Proposal Substantially Undervalues Company and Future Prospects

Tulsa, OK- October 24, 2011- SemGroup® Corporation (NYSE: SEMG) (“SemGroup” or the “Company”) today commented on the unsolicited proposal announced by Plains All American Pipeline, L.P. (NYSE: PAA) (“Plains All American”) to acquire all of the outstanding shares of SemGroup for $24.00 per share in cash, which is the same as the unsolicited proposal made to SemGroup on October 6, 2011 and represents a premium of only 2% compared to the Friday, October 21, 2011 closing price of SemGroup.

Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, the SemGroup Board previously reviewed the unsolicited proposal and determined that it substantially undervalued the Company. It also noted that the proposal was opportunistic and not compelling as it fails to adequately reflect SemGroup’s bright prospects for stockholder value creation.

In its October 19, 2011 response to Plains All American’s October 6, 2011 unsolicited proposal, SemGroup noted that its Board and management team are enthusiastic about the Company’s prospects and are confident of achieving stockholder returns in excess of what can be derived from Plains All American’s unsolicited proposal. In particular, the SemGroup Board believes that its long-term strategic plan, including some near-term construction at Cushing, OK, as well as the following contemplated initiatives, will deliver substantial value to its stockholders:

•

The pending contribution of its SemStream®, L.P. business into NGL Energy Partners LP which is expected to enhance SemGroup’s investment in natural gas liquids, create additional opportunities for growth and strengthen SemGroup’s financial profile through increased earnings;

•	Increasing capacity at its gas processing facilities in northern Oklahoma; and

•

The planned Master Limited Partnership reorganization which is intended to provide a more tax-efficient entity that will be well positioned to create additional value through organic growth projects and acquisitions.

The SemGroup Board takes its fiduciary duties very seriously and is willing to consider any transaction that reflects the full and fair value of SemGroup’s current business and future prospects.

Barclays Capital and LCT Capital are serving as SemGroup’s financial advisors and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to SemGroup and its board of directors.

About SemGroup

Based in Tulsa, OK, SemGroup® Corporation (NYSE: SEMG) is a publicly traded midstream service company providing the energy industry the means to move products from the wellhead to the wholesale marketplace. SemGroup provides diversified services for end-users and consumers of crude oil, natural gas, natural gas liquids, refined products and asphalt. Services include purchasing, selling, processing, transporting, terminalling and storing energy.

SemGroup® is a registered trademark of SemGroup Corporation.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has commenced at this time. If a tender offer is commenced, SemGroup may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by SemGroup that is required to be mailed to stockholders will be mailed to stockholders of SemGroup. In addition, SemGroup may file a proxy statement and other documents with the SEC. Any definitive proxy statement will be mailed to stockholders of SemGroup. INVESTORS AND SECURITY HOLDERS OF SEMGROUP ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SemGroup through the web site maintained by the SEC at http://www.sec.gov.

A registration statement relating to the common units of the Master Limited Partnership has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations of offers to buy or sales of securities will only be made in accordance with the registration requirements of the Securities Act of 1933 or an exemption therefrom.

CERTAIN INFORMATION REGARDING PARTICIPANTS

SemGroup and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the matters discussed herein. Security holders may obtain information regarding the names, affiliations and interests of SemGroup’s directors and executive officers in SemGroup’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 21, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in future filings with the SEC.

FORWARD LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical fact, included in this press release including the prospects of our industry, our anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters, may constitute forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, our ability to comply with the covenants contained in and maintain certain financial ratios required by our credit facilities; the possibility that our hedging activities may result in losses or may have a negative impact on our financial results; any sustained reduction in demand for the petroleum products we gather, transport, process and store; our ability to obtain new sources of supply of petroleum products; our failure to comply with new or existing environmental laws or regulations or cross border laws or regulations; the possibility that the construction or acquisition of new assets may not result in the corresponding anticipated revenue increases; any future impairment to goodwill resulting from the loss of customers or business; changes in currency exchange rates; and the risks and uncertainties of doing business outside of the U.S., including political and economic instability and changes in local governmental laws, regulations and policies, as well as other risk factors discussed from time to time in each of our documents and reports filed with the SEC.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this press release, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements.

Contacts

Liz Barclay (918-524-8158)

SemGroup Media Relations

James Golden, Aaron Palash (212-355-4449)

Joele Frank, Wilkinson Brimmer Katcher

October 24, 2011

Dear SemGroup Employees:

As you may have seen, today SemGroup issued a press release announcing that it had rejected an unsolicited proposal made on October 6, 2011 by Plains All American Pipeline, L.P., to acquire the Company for $24.00 per share in cash.

After talking with our independent financial and legal advisors, SemGroup’s Board of Directors previously determined that the proposal substantially undervalued the Company and its future prospects. A copy of the press release we issued this morning is attached.

It’s business as usual for all of us at SemGroup. The best way you can help is by remaining focused on serving our customers and continuing to execute safely on our business goals.

I know that you will have a number of questions regarding what this may mean going forward. While there is little additional information to share at this time, we will keep you updated as events progress.

This announcement may lead to inquiries from external parties, and it is important for us to speak with one voice. Consistent with our existing policy, please forward all investor calls to Alisa Perkins at 918-524-8130 aperkins@semgroupcorp.com and media calls to Liz Barclay at 918-524-8158 lbarclay@semgroupcorp.com.

We are committed to doing what is in the best interests of SemGroup and our shareholders, and we have the right resources and expertise in place to preserve the shareholder value that you have worked so hard to build. On behalf of the Board and management team, I thank you for your continued hard work, focus and commitment to SemGroup.

Sincerely,

Norm

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval. No tender offer for the shares of SemGroup has commenced at this time. If a tender offer is commenced, SemGroup may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”). Any solicitation/recommendation statement filed by SemGroup that is required to be mailed to stockholders will be mailed to stockholders of SemGroup. In addition, SemGroup may file a proxy statement and other documents with the SEC. Any definitive proxy statement will be mailed to stockholders of SemGroup. INVESTORS AND SECURITY HOLDERS OF SEMGROUP ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SemGroup through the web site maintained by the SEC at http://www.sec.gov.

A registration statement relating to the common units of the Master Limited Partnership has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations of offers to buy or sales of securities will only be made in accordance with the registration requirements of the Securities Act of 1933 or an exemption therefrom.

CERTAIN INFORMATION REGARDING PARTICIPANTS

SemGroup and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC in any future solicitation of proxies or consents from SemGroup’s stockholders in respect of the matters discussed herein. Security holders may obtain information regarding the names, affiliations and interests of SemGroup’s directors and executive officers in SemGroup’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 21, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in any proxy solicitation or consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in future filings with the SEC.

FORWARD LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical fact, included in this press release including the prospects of our industry, our anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters, may constitute forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, our ability to comply with the covenants contained in and maintain certain financial ratios required by our credit facilities; the possibility that our hedging activities may result in losses or may have a negative impact on our financial results; any sustained reduction in demand for the petroleum products we gather, transport, process and store; our ability to obtain new sources of supply of petroleum products; our failure to comply with new or existing environmental laws or regulations or cross border laws or regulations; the possibility that the construction or acquisition of new assets may not result in the corresponding anticipated revenue increases; any future impairment to goodwill resulting from the loss of customers or business; changes in currency exchange rates; and the risks and uncertainties of doing business outside of the U.S., including political and economic instability and changes in local governmental laws, regulations and policies, as well as other risk factors discussed from time to time in each of our documents and reports filed with the SEC.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this press release, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements